UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

MeetMe, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

585141104
(CUSIP Number)

JEFFREY B. OSHER
HARVEST CAPITAL STRATEGIES LLC
600 Montgomery Street, Suite 1700
San Francisco, California 94111
(415) 869-4433

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 585141104

1	NAME OF REPORTING PERSON HARVEST CAPITAL STRATEGIES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,000,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 585141104

1	NAME OF REPORTING PERSON JEFFREY B. OSHER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,000,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 585141104

1	NAME OF REPORTING PERSON HARVEST SMALL CAP PARTNERS MASTER, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,488,860
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,488,860
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,488,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 585141104

1	NAME OF REPORTING PERSON HARVEST SMALL CAP PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,511,140
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,511,140
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,511,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 585141104

1	NAME OF REPORTING PERSON HARVEST SMALL CAP PARTNERS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,511,140
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,511,140
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,511,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 585141104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of MeetMe, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 100 Union Square Drive, New Hope, Pennsylvania 18938.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)
Harvest Small Cap Partners Master, Ltd., an exempted company organized under the laws of the Cayman Islands (“Harvest Small Cap Master”), with respect to the Shares directly and beneficially owned by it;

(ii)	Harvest Small Cap Partners, LP, a Delaware limited partnership (“Harvest Small Cap”), with respect to the Shares directly and beneficially owned by it;

(iii)	Harvest Small Cap Partners GP, LLC, a Delaware limited liability company (“Harvest Small Cap GP”), as the general partner of Harvest Small Cap;

(iv)	Harvest Capital Strategies LLC, a Delaware limited liability company (“Harvest Capital”), as the investment manager of Harvest Small Cap Master and Harvest Small Cap; and

(v)	Jeffrey B. Osher, as a managing director of Harvest Capital and portfolio manager of each of Harvest Small Cap Master and Harvest Small Cap.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Harvest Small Cap Master, Harvest Small Cap, Harvest Small Cap GP, Harvest Capital and Mr. Osher is 600 Montgomery Street, Suite 1700, San Francisco, California 94111.  The officers and directors of Harvest Small Cap Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of each of Harvest Small Cap Master and Harvest Small Cap is investing in securities.  Harvest Small Cap GP serves as the general partner of Harvest Small Cap.  Harvest Capital is a registered investment adviser with the Securities and Exchange Commission and serves as the investment manager of Harvest Small Cap Master and Harvest Small Cap.  Mr. Osher is a managing director of Harvest Capital.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 585141104

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Osher is a citizen of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Harvest Small Cap Master and Harvest Small Cap were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 2,488,860 Shares beneficially owned by Harvest Small Cap Master is approximately $8,471,590, including brokerage commissions.  The aggregate purchase price of the 1,511,140 Shares beneficially owned by Harvest Small Cap is approximately $4,829,810, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), executive compensation, capital allocation or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 585141104

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reportedly owned by each person named herein is based upon 66,945,607 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus Supplement on Form 424(b)(5) filed with the Securities and Exchange Commission on March 10, 2017 (after giving effect to the Issuer’s reported underwritten public offering and sale of 8,000,000 Shares, which the Issuer indicated was scheduled to close on March 15, 2017).

A.	Harvest Capital

(a)
Harvest Capital, as the investment manager of each of Harvest Small Cap Master and Harvest Small Cap, may be deemed the beneficial owner of the (i) 2,488,860 Shares owned by Harvest Small Cap Master and (ii) 1,511,140 Shares owned by Harvest Small Cap.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 4,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,000,000
4. Shared power to dispose or direct the disposition: 0

(c)
Harvest Capital has not entered into any transactions in the Shares during the past sixty (60) days.  The transactions in the Shares on behalf of each of Harvest Small Cap Master and Harvest Small Cap during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

B.	Mr. Osher

(a)
Mr. Osher, as the portfolio manager of each of Harvest Small Cap Master and Harvest Small Cap and as a managing director of Harvest Capital, may be deemed the beneficial owner of the (i) 2,488,860 Shares owned by Harvest Small Cap Master and (ii) 1,511,140 Shares owned by Harvest Small Cap.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 4,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,000,000
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Osher has not entered into any transactions in the Shares during the past sixty (60) days.  The transactions in the Shares on behalf of each of Harvest Small Cap Master and Harvest Small Cap during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

C.	Harvest Small Cap Master

(a)	As of the close of business on March 27, 2017, Harvest Small Cap Master beneficially owned 2,488,860 Shares.

Percentage: Approximately 3.7%

CUSIP NO. 585141104

(b)	1. Sole power to vote or direct vote: 2,488,860
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,488,860
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Harvest Small Cap Master during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

D.	Harvest Small Cap

(a)	As of the close of business on March 27, 2017, Harvest Small Cap beneficially owned 1,511,140 Shares.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 1,511,140
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,511,140
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Harvest Small Cap during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

E.	Harvest Small Cap GP

(a)	Harvest Small Cap GP, as the general partner of Harvest Small Cap, may be deemed the beneficial owner of the 1,511,140 Shares owned by Harvest Small Cap.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 1,511,140
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,511,140
4. Shared power to dispose or direct the disposition: 0

(c)
Harvest Small Cap GP has not entered into any transactions in the Shares during the past sixty (60) days.  The transactions in the Shares on behalf of Harvest Small Cap during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 585141104

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 27, 2017, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Harvest Small Cap Partners Master, Ltd., Harvest Small Cap Partners, LP, Harvest Small Cap Partners GP, LLC, Harvest Capital Strategies LLC and Jeffrey B. Osher, dated March 27, 2017.

CUSIP NO. 585141104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 2017

Harvest Small Cap Partners Master, Ltd.

By:	Harvest Capital Strategies LLC Investment Manager

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Small Cap Partners, LP

By:	Harvest Capital Strategies LLC Investment Manager

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Small Cap Partners GP, LLC

By:	Harvest Capital Strategies LLC Investment Manager of the Limited Partner

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Capital Strategies LLC

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

/s/ Jeffrey B. Osher
JEFFREY B. OSHER

CUSIP NO. 585141104

SCHEDULE A

Directors and Officers of Harvest Small Cap Partners Master, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Philip Cater	Accountant	P.O. Box 61, Harbour Centre, George Town Grand Cayman, KY1-1102 Cayman Islands	New Zealand

Kevin Christopher Lynch	President and Chief Operating Officer of Harvest Capital Strategies LLC	600 Montgomery Street Suite 1700 San Francisco, California 94111	United States of America

Paul Stevenson	Accountant	Mintflower Place, 3rd Floor 8 Par-la-Ville Road Hamilton HM08, Bermuda	Canada

SCHEDULE B

Transactions in the Shares During the Past Sixty (60) Days

Amount of Shares Purchased	Price ($)	Date of Purchase

HARVEST SMALL CAP PARTNERS MASTER, LTD.

38,031	4.7540	02/10/2017
851	4.6696	02/14/2017
608	4.6600	02/14/2017
20,544	4.8165	02/17/2017
1,400	4.8186	02/21/2017
4,012	5.5879	03/06/2017
31,123	5.6718	03/08/2017
18,674	5.5987	03/08/2017
12,449	5.6000	03/08/2017
17,223	4.9652	03/14/2017
124,556	4.9561	03/15/2017
60,582	4.9184	03/15/2017
5,719	4.9195	03/15/2017
40,937	4.9116	03/16/2017

HARVEST SMALL CAP PARTNERS, LP

61,969	4.7540	02/10/2017
549	4.6696	02/14/2017
392	4.6600	02/14/2017
12,400	4.8165	02/17/2017
700	4.8186	02/21/2017
8,544	5.5879	03/06/2017
18,877	5.6718	03/08/2017
11,326	5.5987	03/08/2017
7,551	5.6000	03/08/2017
10,501	4.9652	03/14/2017
75,444	4.9561	03/15/2017
36,694	4.9184	03/15/2017
3,464	4.9195	03/15/2017
24,880	4.9116	03/16/2017